

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 15, 2017

<u>Via E-Mail</u>
Howard Katkov
Chief Executive Officer
Red Mountain Ventures Limited Partnership
1938-C Columbia Avenue, PO Box 670
Rossland, BC V0G 1Y0

> **Re: Red Mountain Ventures Limited Partnership**
> **Offering Statement on Form 1-A**
> **Filed August 21, 2017**
> **File No. 024-10729**

Dear Mr. Katkov:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

General

1.   Please confirm your understanding that "testing the waters" materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, please revise your website and the StartEngine website relating to your offering to include the information required by Securities Act Rule 255(b)(4).

2.   We note that you are concurrently offering up to 1,000,000 Class D CDN$ Series Limited Partnership Units for sale in a Canadian securities offering, in exchange for CDN$10.00 per unit. Please tell us what exemption from registration you are relying upon for the Canadian securities offering.

Plan of Distribution, page 15

3.   Please revise to address compliance with Exchange Act Rule 10b-9, including providing for a prompt refund to investors by a specified date if the minimum offering amount is not met.

4.   We note your disclosure that following achievement of your minimum offering amount, you may close on investments on a rolling basis. Please revise to clarify when you intend to hold the initial closing, your expectations, if any, with respect to the frequency of subsequent closings, and the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared.

5.   Please describe in greater detail the procedures for prospective investors who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering, including how you intend to comply with Rule 251(d)(1)(iii).

Our Property, page 23

6.   Please expand your disclosure, to the extent material, to discuss the principal terms of the Operating Agreement between the company and Her Majesty The Queen In Right of The Province of British Columbia, including leasing and licensing fees and any renewal options.

Our Securities, page 41

7.   It appears that the company will only pay distributions out of operating cash flow. Please confirm or revise to clarify if distributions may be paid from other sources, such as proceeds of the offering and borrowings, and include risk factor disclosure, to the extent applicable.

Part III – Exhibits

Exhibit 4.1

8.   We note Section 4(c) of your subscription agreement in which the subscriber represents that it "understands that an investment in the Partnership involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities." Please provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Jeffrey S. Marks
        Alliance Legal Partners, Inc.